INVEST IN **SALÜD TECHNOLOGIES, INC**

One-of-One D2C & B2B Grocery Cart Optimization Solution to fill the gap in the nutrition ops process


Log In
U/I Main
Set Next Shopping Date
Set Meal Frequency
Build Your Cart
Chart Updates in Real Time
Fill the Gap! (FTG!)
Outputs Grocery List
SALÜD
Pre-Seed Pitch for a One-of-One Cart Optimization Solution to fill the gap in the nutrition ops process
"A simple algorithm will outperform human judgment, and it will usually do better than chance, which is already better than a human guess." - Daniel Kahneman

Reno, NV

Highlights

1. Two brothers founded SALÜD after helping their Dad recover from stage 3 cancer
2. Two of the cofounders are Special Operations veterans who met while attending Wharton for their MBA
3. CEO/Founder Teddy Ritter got his start in Tech after the military building a fund servicing platform
4. SALÜD has been self-funded for the last 6 months

Featured Investor

Mark George
Syndicate Lead

Follow

Invested $25,000

"Salud solves a truly relevant and complex nutritional problem. Teddy and team possess rare talent and do not fail – ergo, I am in...

Our Team



Teddy Ritter CEO

Former Marine Special Ops Officer turned entrepreneur. No stranger to building teams and executing, Teddy has extensive experience building marketplaces in series A through D startups. He brings a product-centric and hands-on approach to building.



Michael Ritter Science and Research

Resident Scientist who has spent too much time struggling to decode healthy living. PhD Candidate in Quantum Chemistry (whatever that is) with extensive research experience. The left side of the brother-founder brain, keeping Teddy's ego in check.



Ashley Sogge Operations and Product Design

Fitness and bio-hacking enthusiast with a passion for nutrition and health. Former Army Special Ops Officer with a proven track record of driving efficiency, optimizing processes, and scaling operations. Ashley & Teddy met at a Wharton veteran's function.



Pete Eyrich Marketing and UX Design

With over a decade of creative experience, Pete is a seasoned visual storyteller and advocate for active living. Pete brings an imaginative and strategic approach to leading SALÜD's marketing and design initiatives. Pete & Teddy met rowing in Philly.



Ricardo Moscoso Information & Data Security

Ricky is an Amazon Dedicated Cloud Engineer II specializing in AWS customer architectures, system admin, and cybersecurity. Ricky spent over 10 years in the Marine Corps and was the Communications Chief on Teddy's Special Operations Team.

Pre-Seed Pitch for a One-of-One Grocery Cart Optimization Solution to fill the gap in the nutrition ops process


Log In
U/I Main
Set Next Shopping Date
Set Meal Frequency
Build Your Cart
Chart Updates in Real Time
Fill the Gap! (FTG!)
SALUD
Pre-Seed Pitch for a One-of-One Cart Optimization Solution to fill the gap in the nutrition ops process
"A simple algorithm will outperform human judgment, and it will usually do better than chance, which is already better than a human guess." - Daniel Kahneman
CONFIDENTIAL

THE PROBLEM

The Gap in Goals to Groceries

What's in your refrigerator?

How many calories did you buy at the grocery store? Are there enough or too many calories until you shop again? Are the total macronutrients balanced?

COACH Everyone has daily caloric needs that vary based on many factors: age, gender, activity level, etc. **Our caloric requirements have different "macros" or the % balance of proteins, fats, and carbohydrates depending on our goals.** Experts can help us figure this stuff out.

CALCULATE We try to translate our requirements into a grocery list. Some basic information - ex. how often you grocery shop - plus simple arithmetic can tell us how many calories we need per week or however often you go to the store. **The macro balance (in %) remains the same regardless of how often you grocery shop.**

PLAN Independent of our requirements, we create shopping lists based on recipes we discovered, staples we always get, or habit. **If we compared the calories and macros in our actual requirements to our grocery list, would they match?**

There are already many providers on the left side of the grocery shopping process:

- Nutritionists & Dietitians
- Coaches & Gurus
- Meal tracking apps
- Recipe Providers

None of them can create an accurate grocery list tailored to a user's requirements and preferences.

Why not?

THE PROBLEM

An Optimization Problem

Nutrition is complex.

Turns out that balancing macros - protein, fat, and carbs - within calorie limits is not only hard to grocery shop for, it's practically impossible to get to a 100% solution. No other nutrition app, human dietitian, or LLM has solved this.


?

A lot like Tetris

It's actually a computationally complex problem:

- Requires a robust algorithm to provide an optimal solution to a finite constraint given a set of items each with their own weights
- Every food item (SKU) has a different balance of macros within its total caloric weight
- Millions of SKUs to choose from within a national database
- Option to add / subtract partial or whole items already in the cart

THE PROBLEM

A Fragmented Competitive Landscape

Not As Saturated As You Might Think

Every "Competitor" in the Nutrition space is on one side or the other of the optimization gap in the process. A giant logical leap is needed to get across this optimization gap. Instead, we revert to a cognitively easier solution: guessing.


User Specific & Highly Customized
Generic & Untailored
APPROACH
The Gap in Goals to Groceries
COACH
Goal & Nutrition Discovery
CALCULATE
Calorie & Macro Requirements
PLAN
Meal Planning, Recipes & List Prep
CART
Adding items to the cart
DELIVER
Meal & grocery delivery

OUR SOLUTION

Filling the Gap

Solving a unique optimization problem

At its core, SALÜD is a nutrition tool that provides a simplified yet accurate approach to optimizing grocery shopping for nutritional requirements.

FILL THE GAP As users reach the last ~20% of calories they need to add to their cart, our algorithm + UI offers the option to "Fill the Gap." Users receive a group of food items to add to their list that will fill their cart and satisfy the remaining calorie / macro balance.

ALGORITHM Our one-of-one quantitative algorithm can perform this computationally intense operation quickly by filtering for users' preferences and restrictions, avoiding the need to evaluate every possible food combination.


Dashboard
Shopping Cart
Dynamic Counter
SALÜD's Algorithm
Cloud Database
Grocery List

OUR SOLUTION

SALÜD's D2C Solution

In Development

We are developing a best-in-class UX that will take the guesswork out of eating healthy. So long as users consume everything they buy, they will hit their goals. No weighing. No more boring, repetitive meals.

COACH match with nutrition experts or use a simple goal wizard to set nutrition goals.

CALCULATE users or their dietitian can set calorie & macro requirements.

PLAN users can apply food restrictions and preferences to the searchable food database (like an ESG screen) creating an efficient and tailored shopping experience.

CART the dynamic calorie & macro counter reacts in real time as users add items to their cart. Our "Fill the Gap" features lets users optimize their cart quickly.

DELIVER users can generate a grocery list that they can take with them to the store or send out to delivery apps.


Dynamic Macro & Calorie Counter

Founding Team

After a life changing experience

helping their Dad recover from Stage 3 Esophageal Cancer, brothers Teddy & Mike developed and fine-tuned the original SALÜD model and put it to use in their personal life. Read the full story HERE.



Michael Ritter
Science and Research

Resident Scientist who has spent most of his adult life struggling to decode healthy living. PhD Candidate in Quantum Chemistry (whatever that is) with extensive research experience. He's the left side of the brother-founder brain, keeping Teddy's ego in check.



Teddy Ritter
Founder & CEO

Former Marine Special Ops Officer turned entrepreneur. No stranger to building teams and executing, Teddy has recent extensive experience building marketplaces in series A through D startups. He brings a product-centric and hands-on approach to building.

Teddy created the original model that would become SALÜD after a comical experience with the Marine Special Ops dietitian. Developed the business case for SALÜD at Wharton in 2022.

Read that story **HERE**.



Ashley Sogge
Operations and Product Design

Fitness and bio-hacking enthusiast with a passion for nutrition and health. Former Army Special Ops Officer with a proven track record of driving efficiency, optimizing processes, and scaling operations. Ashley and Teddy met at a Wharton Veteran's function while MBA students.

Read Ashley's personal account of being a "Nutrition Nut" HERE.



Pete Eyrich
Marketing and UX Design

With over a decade of creative experience, Pete is a seasoned visual storyteller and advocate for active living. Pete brings an imaginative and strategic approach to leading SALÜD 's marketing and design initiatives

Read about his wife's wonky nutrition journey HERE.

The Larger Opportunity

Every Gap is an Opportunity to Exploit

Special Ops Officers plan every operation - big or small - around gaps and surfaces. This is no different. Exploit the gap. Gain a foothold with product market fit before chasing other opportunities.


User Specific & Highly Customized
APPROACH
Generic & Untailored
SALÜD PaaS
B2B: Nutrition Marketplace
SALÜD v1
Goal Calculator
SALÜD Pantry v3
D2C: Nutrition Marketplace
SALÜD MVP
Grocery Cart Optimization
SALÜD v2
Vendor Marketplace
RP
8fit
Yummly
freshly
Blue Apron
instacart
Fooducate
Cooking
WHOLE FOODS
Uber Eats
COACH
Goal & Nutrition Discovery
CALCULATE
Calorie & Macro Requirements
PLAN
Meal Planning, Recipes & List Prep
CART
Items to cart
DELIVER
Meal & grocery delivery

Our Broader Vision: a Nutrition Ecosystem

Imagine if Every Competitor was a Revenue Partner

As a one-of-one solution that bridges the logical leap in the Goals to Groceries process, SALÜD can partner (rather than compete) with other nutrition & fitness apps.

Envisioned Revenue Verticals

- Subscription Fees
- Platform Fees
- Preferred Placements & Ads
- Vendor Fees
- Customer Data


8fit
RP
Yummly
Institutions
Insurance Companies
Research Orgs
Big Data, etc.
Platform as a Service
Built for independent nutrition experts
APIs & White Label
Offer core product to other nutrition & fitness apps and dietitians
Grocery Marketplace
Offers APIs for Vendors
Product Placement
Delivery Services
Nutrition Marketplace
Matches Retail Customers to Nutrition Experts.
Future Community:
Education,
Blogs & Recipe Exchange
SALÜD
D2C CORE PRODUCT
Blue Apron

Expanding to B2B

Something for Everyone

Approaching competitors as opportunities allows us to open the revenue aperture and will help create a strong ecosystem with two marketplaces.

SALÜD PaaS	SALÜD v1	SALÜD Pantry v3	SALÜD MVP	SALÜD v2
B2B: Nutrition Marketplace	Goal Calculator	D2C: Nutrition Marketplace	Grocery Cart Optimization	Vendor Marketplace

For Nutrition Experts:

- Host a public profile
- Advertise services and access to user base
- Use our tool on the back-end to calculate their clients' goals
- Manage client goals & track purchases

For Vendors & Products:

- Opportunity to capture our users for their stores via API integration (e.g. Instacart & Amazon / Whole Foods)
- Specific products can be advertised in the cart builder or can be promoted by "Fill the Gap" feature (ex. protein bar)

For Existing Apps:

- Export users directly to optimization tool
- Option to White-Label the tool directly

COACH	CALCULATE	PLAN	CART	DELIVER
Goal & Nutrition Discovery	Calorie & Macro Requirements	Meal Planning, Recipes & List Prep	Items to cart	Meal & grocery delivery

COMPETITIVE LANDSCAPE

Revenue Opportunities

Establishing a Strong Position

Building several different revenue streams will strengthen our moat. It will also position SALŪD for multiple exit options.


SALŪD PaaS
B2B: Nutrition Marketplace
SALŪD v1
Goal Calculator
SALŪD Pantry v3
D2C: Nutrition Marketplace
SALŪD MVP
Grocery Cart Optimization
SALŪD v2
Vendor Marketplace
B2B
White-Label Licensing Fee
Platform Fee
Product Placement
Per-User Fee
Vendor Fees
Subscription
Tier 2 Subscription
Tier 1 Subscription
Freemium
Ads
Ads
COACH
Goal & Nutrition Discovery
CALCULATE
Calorie & Macro Requirements
PLAN
Meal Planning, Recipes & List Prep
CART
Items to cart
DELIVER
Meal & grocery delivery

Forward-looking statements are not guaranteed.

MARKET OPPORTUNITY

$4 Billion in D2C Annual TAM

60 - 70% of adults have signed up for a nutrition app

This represents more than 200 million potential users in the US and Canada. Accounting for over 35%, this segment is the largest of the broader global health & fitness app market.


2025
$4bn TAM
US & Canada
Capturing 4% Market Share
$80m in capturable D2C ARR
2029
Global TAM
$15bn+
Projected to grow over 20% CAGR
equates to $300m+ ARR opportunity

BUSINESS MODEL

Revenue Model

Multiple Streams

- Retail Subscription Fees & Ads (v1)
- Platform Fees & per-User Fees (PaaS)
- Preferred Placements & Promoted Products (v2)
- API & White Label Licensing Fees
- Customer Data

Key Targets

- $1m in ARR by 2026
- Gross Margins above 80% by 2027
- Positive EBITDA after 3 years (Q1 2028)
- EBITDA Margins 35%+ by 2029

	2025				2026	2027	2028	2029
	Q1	Q2	Q3	Q4				
D2C Users	100	200	600	3,000	21,000	100,000	367,500	700,000
Retail User Revenue Ads for Freemium Subscription Fees		700	6,000	30,000	860K	4.3M	15M	26M
Platform as a Service Platform Fees per-User Fees			3,000	6,600	151k	650k	2.1M	3.6M
B2B Revenue Product Placement Fees Data Sales				3,000	60k	930k	2.4M	4.2M
Gross Revenue	**0**	**700**	**9k**	**40k**	**1.1M**	**5-7M**	**19-22M**	**34M+**
COGS	2,000	18k	33k	64k	447k	1.1M	2.5M	4.3M
Gross Margin (%)					**58%**	**82%**	**87%**	**87%**
OpEx	378k	186k	545k	654k	3M	5.7M	10.7M	18M
EBITDA	-380k	-203k	-570k	-680k	-2.4M	-870k	6.2M	12M
EBITDA Margin (%)							**32%**	**36%**

Forward-looking projections are not guaranteed.

Strategy & Status

Keep Costs Low. Find Product Market Fit. Get Profitable ASAP.

Currently working with a near-shore development team to build a working prototype of our core product by December 2024. Plan to launch pilot program and begin testing with beta users in time for the post-holiday diet craze.

How We Win

- **Focus on core product:** one-of-one grocery optimization solution.
- **Best-in-Class UX:** deliver something customers will actually use.
- **Keep CAC low:** leverage network effects within "friendly" institutional partners with captive customer pools (Special Ops Command / the VA).
- **Keep burn low:** rent the best minds; execute in austerity; COGS & OpEx in prev. slide are conservative estimates that we then doubled.
- **Resist VC Money:** prioritize non-dilutive, non-debt capital.
- Ruthlessly pursue $1M in ARR by the end of Q4 2026.

Under Development - 50 Days Out

- Hosting Setup
- Initial App Deployment
- Input User Metrics
- Computation of Nutrition Goals
- USDA Data Import
- Shopping List Generator
- Shopping List Companion
- Integration with Instacart

Use of Funds & A Few Asks

Pre-Seed: $1M in capital provides working prototype

- Refills the coffers - focus on building the prototype / MVP
- Buys us 9 months of runway before Seed Round.

Seed Round: $2M gets us to Product Market Fit

- Improving / refining prototype w/ user feedback & early usage data.
- Adding new features geared towards subscription plans.
- Improving UI/UX designs and hiring key team members / experts.


MVP Build Out
Marketing
Run way
Use of Funds
People & Experts

We would appreciate intros to folks who could connect us to, tell us how to pitch to and/or provide feedback on the following:

- **Product Placement** - how many users we need to make us appealing to product marketing teams and help us design our pitch.
- **Institutional Data Sales** - what kind of data and how many users makes us appealing.
- **Insurance Partnerships** - specifically around providing subscriptions to their customers as part of their coverage plan.

We're also looking for folks who want to help on a fractional basis.

- **Finance & Accounting** - eventually hiring a CFO full time.
- **Legal Counsel** - looking for general startup or tech experience. Experience with Defensible IP / Patents preferred.
- **UI / UX designers** - especially with gaming backgrounds or experience gamifying products.
- **CTO** - our first FTE hire. We already have a shortlist. If you feel strongly about a candidate, please let us know soon